Mail Stop 3561
      May 24, 2006

Via Fax and U.S. Mail

David Stiepleman, Esq.
Goldman Sachs Asset Backed Securities Corp.
85 Broad Street
New York, New York 10004

Re:	Goldman Sachs Asset Backed Securities Corp.
	Amendment No. 1 to Registration Statement on Form S-3
	Filed May 4, 2006
	File No. 333-132001

Dear Mr. Stiepleman,

      We have reviewed your responses to the comments in our letter dated March 22, 2006 and have the following additional comments.
Please note that all page references below correspond to the marked version of your filing provided by counsel.

Base Prospectus

Credit and Cash Flow Enhancement, page 37
1. We reissue comment 9 of our letter dated March 22, 2006. While your response indicates that you have deleted disclosure regarding credit enhancement that covers multiple series, pages 17 and 38 continue to include language indicating that if credit enhancement covers more than one series of securities, securityholders of any series will be subject to the risk that credit enhancement may be exhausted by the claims of securityholders of other series.
Revise
to remove this language or advise.

Derivative Agreements, page 38
2. While we note your response to comment 8 of our letter dated
March
22, 2006, your disclosure in this section continues to refer to the use of "other swaps." Revise to remove this catch-all phrase and confirm that any derivatives you use will be limited to interest or currency agreements.


Sale and Servicing Agreement
3. Please revise your sale and servicing agreement to accurately reflect the provisions of Item 1122 of Regulation AB. In this regard, we note that while Section 4.10 appears to address the requirements of Item 1123, it does not appear to address the requirements of Item 1122(a) of Regulation AB. Furthermore, despite the reference to a report from certified public accountants in
Section 4.10(b), the language in this section does not appear to reflect the requirements of Item 1122(b), and instead refers to an assessment of the company`s financial statements and tests to ensure that servicing is in compliance with USAP. Ensure that your amendment includes a form of sale and servicing agreement that accurately reflects the new requirements of Regulation AB.
4. As a follow-up to the comment above, we note that you have added
Appendix A to your sale and servicing agreement and that on Appendix
A, the parties to the agreement acknowledge that Regulation AB may change over time due to "interpretive guidance provided by the Commission or its staff, consensus among participants in the asset-backed securities markets, advice of counsel, or otherwise." Please revise to remove the language underlined above, as the parties to the agreement are required to comply with Regulation AB and may not alter their responsibilities based only on the advice of counsel or consensus among market participants.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact me at (202) 551-3454.

								Sincerely,


								Sara D. Kalin
		Branch Chief-Legal


cc:	Via Facsimile (312) 701-7711
	Mr. Stuart Litwin, Esq.
	Mayer, Brown, Rowe & Maw LLP
	Telephone: (312) 782-0600




Mr. David Stiepleman
Goldman Sachs Asset Backed Securities Corp.
May 24, 2006
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